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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

DIRECTV

	Years ended December 31,					Six Months Ended June 30,
(Dollars in millions)	2007	2008	2009	2010	2011	2012
Earnings:
Income from continuing operations before income taxes	$2,388	$2,471	$1,834	$3,514	$3,984	$2,298
Equity investee (earnings) or losses	(35)	(55)	(51)	(90)	(109)	(74)
Fixed charges	324	410	465	589	809	446
Distributed income from equity investments	—	35	94	78	104	26
Non-controlling interest	(11)	(92)	(65)	(114)	(27)	(15)
Capitalized interest	(51)	(18)	(18)	(6)	(13)	(10)

Total earnings	$2,615	$2,751	$2,259	$3,971	$4,748	$2,671

Fixed Charges:
Interest expense	$286	$378	$441	$563	$776	$428
Estimated interest portion of rental payments(a)	38	32	24	26	33	18

Fixed charges	$324	$410	$465	$589	$809	$446

Ratio of earnings to fixed charges	8.07	6.71	4.86	6.74	5.87	5.99

DIRECTV HOLDINGS LLC

	Years ended December 31,					Six Months Ended June 30,
(Dollars in millions)	2007	2008	2009	2010	2011	2012
Earnings:
Income from continuing operations before income taxes	$2,250	$2,057	$2,049	$2,802	$3,042	$1,810
Equity investee (earnings) or losses	—	(4)	(17)	(20)	(22)	(8)
Fixed charges	284	351	387	515	733	410
Distributed income from equity investments	—	3	6	12	15	11
Capitalized interest	(51)	(18)	(18)	(6)	(12)	(7)

Total earnings	$2,483	$2,389	$2,407	$3,303	$3,756	$2,216

Fixed Charges:
Interest expense	$267	$333	$366	$494	$708	$395
Estimated interest portion of rental payments(a)	17	18	21	21	25	15

Fixed charges	$284	$351	$387	$515	$733	$410

Ratio of earnings to fixed charges	8.73	6.81	6.22	6.41	5.12	5.40

(a)
Interest expense was estimated by using one-third of total rental payments.

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  Exhibit 12.1